March 31, 2020

Mariano Vega
Chief Financial Officer
RAGHSA S.A.
San Martin 344, Floor 29
C1004AAH, City of Buenos Aires
Argentina

       Re: RAGHSA S.A.
           Application for Qualification of Indenture on Form T-3
           Filed February 24, 2020
           File No. 022-29083

Dear Mr. Vega:

        This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

       Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Andr s de la Cruz, Esq.